FOR IMMEDIATE RELEASE

               UNITED RENTALS FILES PRELIMINARY CONSENT SOLICITATION
                     STATEMENT TO REPLACE RENTAL SERVICE BOARD

         Also Files Preliminary Proxy Statement For Solicitation To Oppose
                     Rental Service/NationsRent Merger

        Greenwich, CT, April 13, 1999 -- United Rentals, Inc. (NYSE: URI) today announced that it filed a preliminary consent solicitation statement with the Securities and Exchange Commission to solicit written consents from the stockholders of Rental Service Corp. (NYSE: RSV) to replace the Rental Service board of directors with nominees proposed by United Rentals. The Company also requested that the Rental Service board set Monday, April 26, 1999 as the record date for this solicitation.

        In addition, the Company filed preliminary proxy materials with the SEC to solicit proxies from Rental Service stockholders to vote against the proposed merger of Rental Service with NationsRent, Inc. (NYSE: NRI). Rental Service announced the proposed merger with NationsRent in January but has not yet set a meeting or record date for a stockholder vote.

        Bradley Jacobs, chairman and chief executive officer of United Rentals, said, "We believe the Rental Service board should support our cash offer, but we want to be in a position to replace the board if it seeks to deny its stockholders the right to accept our proposal. Our offer of $22.75 per share, on terms announced on April 5th, represents an approximately 32% premium over Rental Service's $17.25 closing price prior to the announcement."

        United Rentals is the largest equipment rental company in North America and serves over 900,000 customers through its network of 470 locations in 40 states, Canada and Mexico.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Rental Service Corp. Such offer is made solely by the Offer to Purchase dated April 5, 1999 of United Rentals, Inc. and UR Acquisition Corporation and the related Letter of Transmittal. In addition, this press release should not be construed to constitute a solicitation of proxies for any meeting of the stockholders of Rental Service, nor should this press release be construed to constitute a solicitation of any consent. Any such solicitation which United Rentals or any affiliate thereof might make would be made only pursuant to separate proxy or consent materials prepared and filed with the Securities and Exchange Commission in compliance with the requirements of the Securities Exchange Act of 1934.


                                 -- more --

                    Certain Information Concerning Participants

        United Rentals, Inc. ("United Rentals"), UR Acquisition Corporation ("UR Acquisition") and the following persons named below may be deemed to be "participants" in the solicitation of consents and/or proxies from stockholders of Rental Service Corporation ("Rental Service"): the directors of United Rentals (Bradley S. Jacobs (Chairman of the Board and Chief Executive Officer), Wayland R. Hicks (Vice Chairman and Chief Operating Officer), John N. Milne (Vice Chairman, Chief Acquisition Officer and Secretary), William F. Berry (President), John S. McKinney (Vice President, Finance), Leon D. Black, Richard D. Colburn, Ronald M. DeFeo, Michael S. Gross, Richard J. Heckmann, Gerald Tsai, Jr. and Christian M. Weyer); the following executive officers and employees of United Rentals:
Michael J. Nolan (Chief Financial Officer) and Robert P. Miner (Vice President, Strategic Planning); and the nominees of United Rentals (the "Nominees") to stand for election to the Board of Directors of Rental Service (Messrs. Jacobs, Richard N. Daniel, Heckmann, Hicks, Milne, Nolan, Raymond S. Troubh and Tsai, and Ms. Stephanie R. Joseph).

        As of April 12, 1999, United Rentals is the beneficial owner of 100 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rental Service. Other than set forth herein, as of such date, neither United Rentals, UR Acquisition nor any of the persons listed above, has any interest, direct or indirect, by security holding or otherwise, in Rental Service.

        United Rentals has retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor and the Dealer Managers in connection with the tender offer (the "Offer") by United Rentals and UR Acquisition to purchase the shares of Common Stock of Rental Service for $22.75 per share in cash, for which Goldman Sachs may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, United Rentals has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. United Rentals has also entered into a commitment letter with Goldman Sachs Credit Partners L.P. ("GSCP") relating to the financing of the Offer pursuant to which GSCP may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. Goldman Sachs does not admit that it or any of its partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consents and/or proxies, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs. In connection with Goldman Sachs' role as financial advisor to United Rentals, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Rental Service and may solicit consents and/or proxies there from: Bruce J. Evans, Robert D. Lipman, Jeffrey M. Moslow and Cody J. Smith. Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs may trade securities of Rental Service for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has informed United Rentals that, as of the close of business on April 12, 1999, Goldman Sachs held no shares of the Common Stock of Rental Service for its own account. Goldman Sachs and certain of its affiliates may have voting and dispositive power with respect to certain shares of Rental Service Common Stock held in asset management, brokerage and other accounts. Goldman Sachs and such affiliates disclaim beneficial ownership of such shares of Rental Service Common Stock.

                                    ###

Investor contact:            Media contact:
Robert Miner                 Fred Bratman or Tracy Williams
United Rentals               Sard Verbinnen & Co.
Phone: 203-622-3131          Phone: 212-687-8080
Fax: 203-622-6080            Fax: 212-687-8344
E-mail: bminer@ur.com        E-mail: fbratman@sardverb.com
                             or twilliams@sardverb.com